# Form C

ADD COMMENT

## Cover Page

**Name of issuer:**

The Thing in the Hall, LLC

**Legal status of issuer:**

**Form:**

Limited Liability Company

**Jurisdiction of Incorporation/Organization:**

CA

**Date of organization:**

11/13/2025

**Physical address of issuer:**

1442 East Lincoln Avenue #170
Orange, CA 92865

**Website of issuer:**

https://thethinginthehall.com/

**Name of intermediary through which the offering will be conducted:**

Wefunder Portal LLC

**CIK number of intermediary:**

0001670254

**SEC file number of intermediary:**

007-00033

**CRD number, if applicable, of intermediary:**

283503

**Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:**

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

**Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:**

No

**Type of security offered:**

- ☐ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☑ Other

**Describe the security offered:**

Film Financing Agreement

**Target number of securities to be offered:**

50,000

**Price:**

$1.00

**Method for determining price:**

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1.

**Target offering amount:**

$50,000.00

**Oversubscriptions accepted:**

- ☑ Yes
- ☐ No

**Disclose how oversubscriptions will be allocated:**

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

**Describe how oversubscriptions will be allocated:**

As determined by the issuer

**Maximum offering amount (if different from target offering amount):**

$1,200,000.00

**Deadline to reach the target offering amount:**

4/30/2027

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.**

**Current number of employees:**

| | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| Total Assets: | $4,285.75 | $0.00 |
| Cash & Cash Equivalents: | $0.00 | $0.00 |
| Accounts Receivable: | $0.00 | $0.00 |
| Current Liabilities: | $0.00 | $0.00 |
| Non-Current Liabilities: | $0.00 | $0.00 |
| Revenues/Sales: | $0.00 | $0.00 |
| Cost of Goods Sold: | $0.00 | $0.00 |
| Taxes Paid: | $0.00 | $0.00 |
| Net Income: | ($4,064.25) | $0.00 |

**Select the jurisdictions in which the issuer intends to offer the securities:**

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

# Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

## THE COMPANY

**1. Name of issuer:**

The Thing in the Hall, LLC

COMPANY ELIGIBILITY

2. ☑ **Check this box to certify that all of the following statements are true for the issuer.**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

**3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

☐ Yes
☑ No

## DIRECTORS OF THE COMPANY

**4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.**

| Director | Principal Occupation | Main Employer | Year Joined |
|---|---|---|---|
| Logan Kishi | Manager | The Thing in The Hall | 2026 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## OFFICERS OF THE COMPANY

**5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.**

| Officer | Positions Held | Year Joined |
|---|---|---|
| Logan Kishi | Manager | 2026 |
| Megan Logan Kishi | Member | 2026 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## PRINCIPAL SECURITY HOLDERS

**6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

| Name of Holder | % of Voting Power Prior to Offering |
|---|---|
| Logan Kishi | 50%+ |

## Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

**Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.**

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

## RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

**A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

> The Thing in the Hall, LLC was incorporated in November 2025 and has no operating history upon which investors can evaluate our business, prospects, or ability to execute our business plan. We have not yet completed production of our first motion picture and have no track record of successfully producing, distributing, or monetizing entertainment content. Our business plan is based on assumptions about the entertainment industry, audience demand, and distribution opportunities that may prove to be incorrect. The lack of operating history makes it difficult to evaluate whether we will be able to successfully produce the Picture, secure distribution, or generate revenue. Investors must evaluate an investment in our securities based on the risks and uncertainties inherent in a newly formed company with no proven ability to execute its business model.

> The Thing in the Hall, LLC currently has zero employees. Our ability to develop, produce, and commercialize the Picture depends entirely on the efforts of our founder and our ability to attract, hire, and retain qualified personnel including a Line Producer, Production Designer, cast, crew, and other key creative and technical personnel. We have no employment agreements in place and no assurance that we will be able to successfully recruit the talent necessary to complete production. The loss of our founder's services or our inability to hire qualified personnel could significantly delay or prevent the completion of the Picture. We do not maintain key person life insurance on our founder or any future personnel. The entertainment production industry is highly competitive for talent, and we may face challenges in attracting experienced professionals to work on an independently financed project with an unproven production company.

> The Thing in the Hall, LLC was formed solely to develop, produce, finance, and monetize a single feature-length motion picture. We have no diversified revenue streams, no library of completed content, and no established relationships with distributors or exhibitors. Our entire business model depends on our ability to successfully complete production of the Picture, secure distribution through theatrical, streaming, or other channels, and generate sufficient revenue to provide returns to investors. The entertainment industry has extremely high failure rates, with the majority of independently produced films failing to recoup their production costs. There is no assurance that the Picture will be completed, that it will achieve commercial distribution, that audiences will respond favorably to the content, or that any revenue will be generated. If we are unable to successfully monetize the Picture, investors may lose their entire investment.

> Film and television production involves numerous operational, creative, and logistical risks that could prevent us from completing the Picture or could result in significant cost overruns. These risks include but are not limited to: inability to secure suitable filming locations; weather disruptions or force majeure events; equipment failures or technical difficulties; cast or crew unavailability due to illness, injury, or scheduling conflicts; creative disagreements; labor disputes; and unforeseen production complications. While we have established a production budget cap, real-world filming conditions are unpredictable and may require additional capital beyond what we have raised. Post-production processes including editing, visual effects, sound design, and color grading also carry risks of delay, quality issues, or cost overruns. Any significant production delays or quality issues could impair the commercial viability of the Picture or prevent its completion entirely, resulting in a total loss of investor capital.

> The Manager retains substantial discretionary authority to make operational adjustments to line-item spending within the production budget and to deploy Company Reserves in a manner the Manager deems appropriate. While we have established target allocations for Below The Line costs, Above The Line fees, and operational expenses, the Manager may shift capital between these categories based on production needs, market conditions, or distribution opportunities. Investors will have no ability to approve or reject specific budget decisions and must rely entirely on the Manager's judgment regarding how funds are deployed. The Manager's decisions may not align with what investors would prefer, and there is no guarantee that discretionary budget adjustments will result in improved commercial outcomes. Additionally, the Company may accept capital through parallel funding streams including private contributions, grants, and donations through fiscal sponsors, which will be integrated into the overall financial structure at the Manager's discretion.

> The Company currently has limited cash reserves and is entirely dependent on the proceeds of this offering to fund production of the Picture. If we do not raise sufficient capital to reach our minimum funding threshold, we may be unable to proceed with production. Even if we reach our minimum threshold, raising less than our target amount will require us to significantly scale back production plans, reduce production values, or seek alternative financing sources. We have structured our capital raise in phases, with different production milestones tied to specific funding levels. Failure to reach higher funding tiers may result in a lower-quality production that is less commercially competitive. We have no committed sources of additional capital beyond this offering and no assurance that we will be able to secure additional financing if needed. If we are unable to complete the Picture due to insufficient capital, investors will lose their entire investment.

> The Thing in the Hall, LLC has generated no revenue since inception and will not generate revenue until the Picture is completed, distributed, and begins generating receipts from theatrical exhibition, streaming licenses, home video sales, or other distribution channels. We expect to incur substantial losses throughout the development, production, and post-production phases, which may extend for a significant period of time. Even after the Picture is completed, there may be additional delays before distribution is secured and revenue begins to flow. The entertainment industry typically experiences long lag times between production completion and revenue generation, and many independently produced films never generate sufficient revenue to recoup their production costs. There is no assurance that the Picture will ever become profitable or that investors will receive any return on their investment.

> While this offering has a stated maximum target, we may need to raise additional capital in the future to fund marketing, distribution, or subsequent projects. The Company reserves the right to conduct subsequent capital raises or issue future offerings with adjusted budget targets, subject to applicable regulatory limits. Any future issuance of equity securities, revenue participation rights, or other financial instruments will dilute the economic interest and potential returns of investors in this offering. We have no obligation to offer existing investors the opportunity to participate in future financings on a pro-rata basis. Additionally, future investors may negotiate terms that are more favorable than those offered in this offering, including priority payment rights, enhanced governance rights, or other

terms that are more favorable than those offered in this offering, including priority payment rights, enhanced governance rights, or other preferential terms that could subordinate the interests of current investors.

The film and television production industry is intensely competitive, with thousands of projects competing for audience attention, distribution opportunities, and revenue. We will compete against major studios with substantially greater financial resources, established distribution relationships, recognized brands, and access to top-tier talent. We will also compete against other independent producers, streaming platforms producing original content, and an ever-increasing volume of entertainment options available to consumers. Audience tastes are unpredictable and subject to rapid change, and content that appears commercially viable during production may fail to resonate with audiences upon release. The horror genre, while having dedicated fan bases, is particularly subject to shifting trends and audience preferences. Even well-produced films with talented casts and crews frequently fail to achieve commercial success. There is no assurance that the Picture will be able to compete effectively or attract sufficient audience interest to generate meaningful revenue.

Securing theatrical, streaming, or other commercial distribution for independently produced films is extremely challenging. Major theatrical exhibitors prioritize releases from established studios, and independent films often struggle to secure meaningful theatrical runs. Streaming platforms and other distributors receive thousands of submissions and acquire only a small fraction of available content. We have no existing distribution agreements, no established relationships with distributors, and no guarantee that we will be able to secure distribution on commercially viable terms or at all. Even if we secure distribution, the terms may be unfavorable, including low licensing fees, limited release windows, or revenue-sharing arrangements that provide minimal returns to the Company. Without distribution, the Picture will have no meaningful path to monetization, and investors will likely lose their entire investment. The distribution landscape is also rapidly evolving, with traditional models being disrupted by streaming platforms and changing consumer viewing habits, creating additional uncertainty about future distribution opportunities.

The film and television production industry is subject to extensive federal, state, and local regulations, including labor laws, workplace safety requirements, location permitting, intellectual property laws, and guild and union regulations. We may be required to work with members of various entertainment industry unions and guilds, including the Screen Actors Guild (SAG-AFTRA), Directors Guild of America (DGA), Writers Guild of America (WGA), and International Alliance of Theatrical Stage Employees (IATSE), each of which has specific rules, minimum compensation requirements, and working conditions that must be satisfied. Failure to comply with applicable union agreements could result in work stoppages, fines, or legal claims. We must also comply with copyright laws, clearance requirements for music and other intellectual property, and regulations governing the depiction of certain content. Changes to labor laws, union agreements, or other regulations could increase our production costs or create operational challenges. Any failure to comply with applicable regulations could result in penalties, production delays, or legal liability that could materially harm our business.

Our business depends on our ability to protect the intellectual property rights in the Picture and to avoid infringing on the intellectual property rights of others. We must ensure that we have secured all necessary rights to the underlying story, screenplay, music, and other creative elements incorporated into the Picture. Any failure to properly clear rights or obtain necessary licenses could result in copyright infringement claims, which could be costly to defend and could result in injunctions preventing distribution of the Picture or monetary damages. We also face the risk that others may copy or infringe upon our creative work, and we may need to take legal action to protect our rights, which could be expensive and time-consuming. The horror genre often involves creative elements, themes, and tropes that may be similar to other works, increasing the risk of claims that the Picture infringes on existing intellectual property. We cannot guarantee that we will be able to successfully defend against infringement claims or protect our own intellectual property rights.

Film production is highly vulnerable to disruptions from force majeure events including pandemics, natural disasters, extreme weather, civil unrest, and other circumstances beyond our control. The COVID-19 pandemic demonstrated how quickly production schedules can be disrupted, with widespread shutdowns, safety protocol requirements, and insurance complications affecting productions worldwide. Any similar event could delay or prevent completion of the Picture, increase production costs due to safety measures or rescheduling, or make it impossible to secure necessary production insurance. California, where we are based and may conduct production, is subject to earthquakes, wildfires, and other natural disasters that could disrupt filming. Additionally, economic downturns, changes in consumer spending patterns, or disruptions to the entertainment industry could affect our ability to secure distribution or generate revenue even if production is completed successfully. We may have limited or no insurance coverage for certain force majeure events, and any significant disruption could result in a total loss of investor capital.

An investment in the securities offered hereby is highly speculative and involves a high degree of risk. Investors should not invest any funds in this offering unless they can afford to lose their entire investment. The Company is a newly formed entity with no operating history, no revenue, and no proven ability to execute its business plan. The entertainment industry has extremely high failure rates, and the majority of independently produced films fail to generate returns for investors. There is no assurance that the Picture will be completed, that it will secure distribution, or that it will generate any revenue. Even if the Picture is completed and distributed, there is no guarantee that revenue will be sufficient to provide any return to investors. The securities being offered are subordinate to the Company's obligations to pay production costs, operating expenses, and other liabilities, and investors may receive no payments even if the Picture generates some revenue. Investors must be prepared for the possibility of a total loss of their investment.

There is no public market for the securities being offered, and none is expected to develop in the foreseeable future. The securities have not been registered under the Securities Act of 1933 or any state securities laws and are subject to significant restrictions on transfer. Investors will be required to hold the securities for at least one year from the date of purchase, and even after that period, transfers will be subject to compliance with federal and state securities laws. There is no guarantee that investors will ever be able to sell or transfer their securities. The securities should be viewed as a long-term, illiquid investment, and investors must be prepared to hold the securities indefinitely. The lack of liquidity means that investors will be unable to access their invested capital even if they experience financial hardship or need funds for other purposes. The illiquid nature of this investment makes it unsuitable for investors who may need access to their capital in the short or medium term.

The securities being offered provide investors with limited or no governance rights, governance rights, or ability to influence the management and operations of the Company. The Manager retains full authority to make all decisions regarding production, budget allocations, distribution strategy, and other material business matters without investor approval. Investors will have no right to elect directors, approve major transactions, or participate in corporate governance. The terms of the securities prioritize payment mechanics based on revenue generation rather than control rights, and investors will function primarily as passive recipients of potential revenue distributions rather than active participants in company governance. Investors must rely entirely on the judgment and expertise of the Manager, and there is no mechanism for investors to remove management or change the direction of the Company even if they disagree with management decisions or believe the Company is being mismanaged.

Strict $1,000,000 Core Production Budget Cap and Holistic Capital Allocation
The Company, The Thing in The Hall, LLC, was formed solely to develop, produce, finance, and monetize the feature-length motion picture currently entitled "The Thing in the Hall" (the "Picture"). To fund the complete lifecycle of the Picture from principal photography through commercial release, our maximum Regulation Crowdfunding campaign target for this offering is set at $1,200,000.00. This overall capital structure accounts for platform transaction fees, compliance overhead, and dedicated Company Reserves. Our core physical filming and production cash budget for the Picture is subject to a strict, self-imposed cap of $1,000,000.00. Within this $1,000,000.00 Production Cap, our target Budget Allocation is structured across three primary operational categories: an estimated $560,000.00 allocated for Below The Line physical filmmaking needs (including, but not limited to, camera and lighting packages, technical gear, set operations, art department, locations, and professional crew); an estimated $325,000.00 allocated for Above The Line creative foundations (including, but not limited to, story rights acquisition, professional cast fees, and primary creative direction); and an estimated $115,000.00 allocated for Operations, Legal, and Company Reserves (including, but not limited to, full production insurance, legal counsel, accounting compliance, post-production marketing, and an active contingency reserve). Investors should understand that these category figures represent target allocations designed to guide production planning, and the Manager retains broad discretionary authority to make good-faith alterations or adjustments to line-item spending within this Budget Allocation whenever deemed necessary for the overall creative quality, financial health, and commercial success of the Picture. Provided physical cash expenditures remain under the self-imposed $1,000,000.00 ceiling, raising capital above our $1,000,000.00 filming baseline will not inflate on-set production scope

or alter our union tier. Instead, all gross proceeds raised in excess of $1,000,000.00 under this offering will be held as Company Reserves to fund enhanced theatrical post-production finishing (including, but not limited to, theatrical color grading, sound mastering, and music licensing), festival submissions, digital asset creation, and initial commercial marketing and distribution activation. The parameters, targets, and caps described herein apply strictly to this specific offering, and the Company reserves the right, in its sole discretion, to conduct subsequent capital raises or issue future offerings with adjusted budget targets, subject to applicable regulatory limits.

Managerial Discretion Over the Deployment of Target Allocations and Company Reserves
To ensure production efficiency, the Manager retains reasonable discretionary authority to make operational adjustments to line-item spending within the $1,000,000.00 physical production Budget Allocation and to deploy all Company Reserves in a manner that best serves the commercial and creative success of the Picture. While we have established baseline target allocations (including, but not limited to, Below The Line costs, Above The Line fees, compliance management, legal and accounting overhead, post-production audio or visual upgrades, content marketing retainers, and distribution activation), real-world filming logistics, market conditions, or distribution opportunities may require shifting capital between these categories. Investors will rely on the expertise of the Manager to oversee the timing, line-item adjustments, and strategic deployment of both target budget allocations and excess Company Reserve funds, with all such decisions made in good faith to maximize the overall quality, marketability, and commercial success of the Picture.

Mixed Funding Architecture and Parallel Capital Streams
The Company, The Thing in The Hall, LLC, is utilizing a multi-tiered, mixed-funding architecture to finance the Picture and its commercial lifecycle. In addition to this Regulation Crowdfunding offering, the Company and its management may accept concurrent or sequential capital through side-by-side private contributions, grants, non-profit tax-deductible donations routed through 501(c)(3) fiscal sponsors, and direct support or localized donation mechanisms. The $1,200,000.00 campaign target applies strictly to this Regulation Crowdfunding offering on Wefunder alone. External funds raised through philanthropic, grant, or donor tracks will not dilute investor financial returns or priority rights, but will instead be classified as Company Reserves or budget offsets, and will not expand the declared self-imposed $1,000,000.00 physical production Budget Allocation. All parallel capital streams will be integrated in good faith to strengthen the overall financial foundation, execution quality, and marketability of the Picture.

Megan Logan Kishi and Logan Kishi are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

## The Offering

### USE OF FUNDS

**9. What is the purpose of this offering?**

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

**10. How does the issuer intend to use the proceeds of this offering?**

If we raise: **$50,000**

Use of Proceeds: If only the minimum target amount is raised, The Thing In The Hall expects to use proceeds approximately as follows: 32% Escrow Clearance & Location Deposits, 27% Line Producer & Production Designer Fees, 18% Early Pre-Production Scheduling & Prep, 15.1% Legal, Compliance & Company Reserves, and 7.9% Wefunder fee and related offering expenses. Management intends to apply proceeds to these early-stage priorities but may adjust allocations among categories as production planning needs evolve.

If we raise: **$1,200,000**

Use of Proceeds: If the maximum offering amount is raised, including any oversubscriptions, The Thing In The Hall expects to use proceeds approximately as follows: 43% Below-the-Line Physical Production, 24% Above-the-Line Cast & Creative Direction, 9% Production Insurance, Legal & Accounting, 9% Theatrical Post-Production Finishing, 7.1% Marketing, Distribution & Festival Strategy, and 7.9% Wefunder fee and related offering expenses. Management expects to allocate proceeds across these categories but may reallocate among them in good faith as production, post-production, and distribution circumstances develop.

### DELIVERY & CANCELLATIONS

**11. How will the issuer complete the transaction and deliver securities to the investors?**

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.

Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.

Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.

Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.

Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.

Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

> NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.
>
> The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.
>
> If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.
>
> If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

> An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.
>
> If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.
>
> If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.
>
> Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.
>
> The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.
>
> If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

## Ownership and Capital Structure

### THE OFFERING

13. Describe the terms of the securities being offered.

After expenses are paid, investors receive 120% of their investment back plus 50% of net profits.

RECOUPMENT. Provided that Company has completed the Offering, and Financier is not in breach of this Agreement, Company agrees to repay to Financier the Financing Amount, together with a twenty percent (20%) premium thereon ("**Financier Recoupment**"), solely from Gross Receipts (if any) in accordance with this Paragraph 5. "**Gross Receipts**" as used herein shall mean all non-returnable, non-forfeitable sums derived by, or credited to, Company or any of its affiliated or related parties from the distribution, exhibition, and other exploitation of the Picture (but not any sequel), any merchandising, publishing, soundtrack and other allied and/or ancillary rights relating thereto and any other funds received by or credited to Company or any of its affiliated or related parties from the exploitation of the Picture. Gross Receipts, if any, of the Picture shall be allocated in the following order:

a. First, to the payment of the following:

i. Any actual third party, out-of-pocket sales fees and sales expenses payable to the sales agents engaged to sell the Picture and other third party distribution fees and expenses (including but not limited to reasonable outside attorney fees) actually incurred and not otherwise recouped by Company relating directly to the Picture, ongoing third party, out-of-pocket accounting costs and expenses incurred by Company in connection with the processing of payments to profit participants on the Picture;

ii. All other costs, expenses and charges actually incurred and paid by the Company (or any affiliated or related entities) in connection with the production, post-production of the Picture or any rights therein, including, but not limited to, actual, out of pocket third party delivery costs and expenses (exclusive of the budgeted delivery costs), actual, out of pocket third party reasonable festival expenses (e.g., publicist, accommodations for producers, etc.), guild royalties, residuals, the gross amount (net of any insurance proceeds in connection therewith) paid for the settlement of any claims or lawsuits, including all expenses, court costs and attorneys' fees in connection with any such claim or litigation; but only to the extent any of the foregoing have not previously been paid or assumed by the Picture's distributor;

iii. Third party, out-of-pocket expenses incurred by Company in connection with the ongoing ownership of the Picture, including but not limited to (e.g., insurance premiums, the preservation and storage of negatives and master prints of the Picture, and copyrighting of the Picture) and maintenance and filing fees required to maintain Company in good standing; taxes and other fees; and any amounts required to be withheld by law, if any; and

iv. Any compensation or deferred compensation and bonuses (e.g., box office bonuses, award bonuses) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture); market rate compensation payable to the Company or its affiliates for services rendered in connection with the production, completion and delivery of the Picture; any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; any reasonable reserve amount, as determined by Company in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months.

b. Next, to the payment of any loans, plus reasonable interest thereon;

c. Next, to Financier and any additional financiers (whether such financiers participated in the Offering or through a prior or future private or other capital raise) pro rata pari passu in accordance with their respective funds provided, until all financiers, including Financier, have received one hundred percent (100%) of the Financing Amount, plus a premium of twenty percent (20%) of the funds provided by such financier, if ever;

d. Next, for the payment of any actual Deferments, which deferments shall not exceed 20% of the final budget of the Picture. As used herein, "**Deferments**" shall mean arrangements for the deferral of some or all of the costs of goods and/or services in the Production Budget provided by the supplier of such goods and/or services; and

e. Finally, to Net Receipts. "**Net Receipts**," as used herein, shall mean One Hundred Percent (100%) of all Gross Receipts remaining after the payments of all amounts set forth in subparagraphs 6(a) through (d) above. Company shall receive Fifty Percent (50%) of Net Receipts ("**Company's Net Receipts**") and the other Fifty Percent (50%) of Net Receipts shall be "**Financier's Net Receipts**." Financier shall receive such percentage of Financier's Net Receipts equal to the percentage that the Financing Amount advanced to Company represents to the actual Production Budget, which may exceed the estimated Production Budget as set forth herein.

See exact security attached as Appendix B, Investor Contracts.

---

14. Do the securities offered have voting rights?

☐ Yes
☑ No

☑ No

15. Are there any limitations on any voting or other rights identified above?

16. How may the terms of the securities being offered be modified?

No alteration, modification, or waiver, in whole or in part, of any provision of this Agreement shall be of any effect unless set forth in writing and signed by both parties hereto. A waiver by either party of any breach or default by the other party shall not be construed as a waiver of the same or any other breach or default by such party.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and

Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

**Restrictions on Transfer of the Securities Being Offered:**

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

## Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Authorized | Outstanding | Voting rights |
|---|---|---|---|

| Class of Security | Total Pool | Issued |
|---|---|---|
| Warrants | None | |
| Options | None | |

Describe any other rights:

N/A

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights in the company, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These decisions could affect gross revenues and diminish payments made to Investors.

Based on the risk that the company may never realize revenues or face a Default Event, the Investor may never see any returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

**The unitholders** have the right to redeem their securities at any time. **Unitholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common units that take into account factors such as the following:

- unrelated third party valuations of our common units;
- the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our common units;
- our results of operations, financial position and capital resources;
- current business conditions and projections;

- the lack of marketability of our common units;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

**22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

**23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?**

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

**24. Describe the material terms of any indebtedness of the issuer:**

*Loan*
Amount: $4,392.00
Outstanding principal plus interest: $4,392.00 as of 8/20/2026
Maturity date: 8/3/2026
*Billed $6,576 by Ramo Law PC for professional services rendered in June 2026, exhausting $2,183.50 retainer balance and leaving $4,392.50 due and payable as of report date (August 3, 2026).*

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

**25. What other exempt offerings has the issuer conducted within the past three years?**

| Offering date | Exemption | Security type | Amount sold | Use of proceeds |
|---|---|---|---|---|
| | | No exempt offerings. | | |

**26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

**For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.**

For the period ended April 30, 2026, managing members made total capital contributions of $17,950.00. This consisted of $9,600.00 in direct cash deposits to the Company's bank checking account and $8,350.00 in out-of-pocket organizational, legal, and operational setup costs paid directly to third-party vendors by members prior to and during initial banking setup. These out-of-pocket expenditures are fully supported by vendor receipts/invoices ($5,000.00 to Ramo Law PC, $850.00 to Law Offices of Dinah Perez, and $2,500.00 to Adrienne Stern Casting) and have been treated as non-cash capital contributions in these financial statements. Specifically, all $8,350.00 in out-of-pocket vendor setup costs were incurred in FY 2025 prior to initial banking setup ($2,500.00 for casting setup paid on October 14, 2025, $5,000.00 for legal retainer deposit to Ramo Law PC paid on November 4, 2025, and $850.00 for legal retainer deposit to Law Offices of Dinah Perez paid on October 6, 2025).

## FINANCIAL CONDITION OF THE ISSUER

**27. Does the issuer have an operating history?**

Yes

**28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

**Overview of the Business and Financial Condition**

Development-stage creative production partnership formed to produce, market, and distribute an independent feature psychological horror film titled 'The Thing in the Hall'.

We are an early-stage company and have incurred operating losses and negative cash flows from operations since inception. We expect to continue to incur operating losses in the near term.

As of August 3, 2026, we had cash and cash equivalents of approximately $13,354.78.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

**Business and Operating Uncertainty**

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

**Financial Condition**

As of December 31, 2025, our total assets were $4,285.75 and our current and non-current liabilities, as reflected in available financial statement fields, were $0.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

**Liquidity and Capital Resources**

As of December 31, 2025, we did not have any cash or cash equivalents on hand.

Based on our current operations, we have a monthly net cash burn of approximately $7,181.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we expect to have sufficient cash to fund operations for at least the next 12 months.

To date, our operations have been funded through minimal cash resources and have not included any external financing.

**Liquidity Assumptions**

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

**Dependence on Additional Financing**

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

**Indebtedness and Capital Structure**

As of the date of this offering statement, we had total outstanding indebtedness consisting of approximately $4,392.50 in aggregate principal obligations. The material terms of such indebtedness are described in Item 24 of this Form C and include no stated interest rate, maturity on 2026-08-03.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

We have not conducted any exempt offerings or raised capital in the past three years. We have also been funded with approximately $17,950 in capital contributions from the founding team.

**Known Trends, Events, and Uncertainties**

Management is aware of the following trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months:

The Company is a development stage entity with no active commercial operations or recurring overhead. There are no anticipated negative shifts or trend variations that would alter our current financial position prior to the activation of our crowdfunding offering.

These factors could increase operating costs, reduce liquidity, or require us to raise additional capital earlier than anticipated.

Other than the matters described above, management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

**Changes Since the Date of the Financial Statements**

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

**Impact of This Offering**

The proceeds from this offering are expected to be to finalize immediate location deposits, and engage key creative leadership, including our Line Producer and Production Designer, to lock down our filming schedules.. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

**Forward-Looking Statements**

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

---

## FINANCIAL INFORMATION

**29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:**

Refer to Appendix C, Financial Statements.

I, Logan Kishi, certify that:

[illegible]

(1) the financial statements of The Thing in the Hall, LLC included in this Form are true and complete in all material respects; and

(2) the financial information of The Thing in the Hall, LLC included in this Form reflects accurately the information reported on the tax return for The Thing in the Hall, LLC filed for the most recently completed fiscal year.

*Logan Kishi*

Logan Kishi
Manager

## STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

## OTHER MATERIAL INFORMATION

**31. In addition to the information expressly required to be included in this Form, include:**

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

## ONGOING REPORTING

**32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:**

120 days after the end of each fiscal year covered by the report.

**33. Once posted, the annual report may be found on the issuer's website at:**

https://thethinginthehall.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or

4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

## APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- The Thing in the Hall Film Financing Agreement

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Logan Kishi
- Megan Logan Kishi

Appendix E: Supporting Documents

- Attachment #24539
- ttw_merged_comms

# Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

*The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.*

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    The Thing in the Hall Film Financing Agreement

Appendix C: Financial Statements

    Financials 1

    Financials 2

Appendix D: Director & Officer Work History

    Logan Kishi

    Megan Logan Kishi

Appendix E: Supporting Documents

    Attachment #24539

    ttw_merged_comms

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

*The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.*

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

**Before you click on the button below, please review the information you have provided carefully.**

**We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.**

☑ **I verify the Form C is 100% accurate**

☑ **I agree to the Wefunder Listing Agreement**

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

The Thing in the Hall, LLC

By

*Logan Kishi*

Manager

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

*Logan Kishi*

Manager
8/20/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.